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                    CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                           RATIO OF EARNINGS TO FIXED CHARGES
                                   TWELVE MONTHS ENDED

                                 (Thousands of Dollars)




                                              MARCH 31      MARCH 31
                                                1996            1995
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Earnings
  Net Income                                 $  697,356      $  745,989
  Federal Income Tax                            357,470         287,480
  Federal Income Tax Deferred                    36,750         172,450
  Investment Tax Credits Deferred                (9,250)         (9,560)
    Total Earnings Before
     Federal Income Tax                       1,082,326       1,196,359
  Fixed Charges*                                347,929         332,848

    Total Earnings Before Federal
     Income Tax and Fixed Charges            $1,430,255      $1,529,207




*Fixed Charges


Interest on Long-Term Debt                   $  287,567      $  281,656
Amortization of Debt Discount,
  Premium and Expenses                           14,162          11,487
Interest Component of Rentals                    19,596          18,554
Other Interest                                   26,604          21,151

  Total Fixed Charges                        $  347,929      $  332,848


Ratio of Earnings to Fixed Charges                 4.11            4.59




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